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                              July 11, 2023

       Christopher Garner
       Chief Executive Officer
       Brookwood Fenton Investments LLC
       23944 Eureka Rd., Suite 107
       Taylor, Michigan 48180

                                                        Re: Brookwood Fenton
Investments LLC
                                                            Offering Statement
on Form 1-A
                                                            Pre-Qualification
Amendment No. 1
                                                            Filed June 30, 2023
                                                            File No. 024-12278

       Dear Christopher Garner:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Pre-Qualification Amendment No. 1 filed June 30, 2023

       General

   1. We note your response to comment 2, including the statement on page 26 of your offering circular that Sections
19.8 and 19.9 of the operating agreement do not apply to claims under the U.S. federal
securities laws. Please revise or advise to reconcile this disclosure with Section 19.9.17 of
the operating agreement, "Waiver of Court & Jury Rights," which includes claims under
the U.S. federal securities laws.

                                                        Additionally, please
revise the risk factor on page 6 of your offering circular, "The
                                                        Company   s Operating
Agreement requires many disputes to be settled through mandatory
 Christopher Garner
Brookwood Fenton Investments LLC
July 11, 2023
Page 2
      mediation or arbitration," to discuss any uncertainty about the enforceability of the mandatory mediation and arbitration provisions.
2. We note your response to comment 3. Please revise the risk factor on page 6 of your
      offering circular, "The Company   s Operating Agreement mandates an
exclusive forum for
      any dispute relating to the Operating Agreement," to discuss any uncertainty about the enforceability of the choice of venue provision.
       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                            Sincerely,
FirstName LastNameChristopher Garner
                                                            Division of
Corporation Finance
Comapany NameBrookwood Fenton Investments LLC
                                                            Office of Real
Estate & Construction
July 11, 2023 Page 2
cc:       Nicholas Antaki
FirstName LastName